# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aadi Bioscience, Inc., CIK 0001422142
CUSIP: 00032Q104
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 17383 SUNSET AVENUE, SUITE A250, PACIFIC PALISADES, California (CA), 90272
Date of event which requires filing of this statement: 12/19/2024
Amends the filing with accession number 0000902664-21-003006
Filed by CIK 0001633313
Persons authorized to receive notices and communications: Scott Epstein, Avoro Capital Advisors LLC, 110 Greene Street, Suite 800, New York, New York (NY), 10012, 212-937-4970; Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- AVORO CAPITAL ADVISORS LLC (CIK 0001633313): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,849,402; shared voting power 0; sole dispositive power 2,849,402; shared dispositive power 0; aggregate amount beneficially owned 2,849,402 (11.6% of the class)
- AVORO VENTURES LLC (CIK 0001879253): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 622,350; shared voting power 0; sole dispositive power 622,350; shared dispositive power 0; aggregate amount beneficially owned 622,350 (2.5% of the class)
- BEHZAD AGHAZADEH (CIK 0001701815): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 3,581,961; shared voting power 0; sole dispositive power 3,581,961; shared dispositive power 0; aggregate amount beneficially owned 3,581,961 (14.5% of the class)
  Comment: The amounts in rows (7), (9) and (11) include 110,209 shares of Common Stock underlying director stock options.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Aadi Bioscience, Inc.
Address of issuer's principal executive offices: 17383 SUNSET AVENUE, SUITE A250, PACIFIC PALISADES, California (CA), 90272
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on June 4, 2021 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"). This Amendment No. 3 supplements Items 4, 6 and 7 and amends and restates Items 5(a)-(c) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
On December 19, 2024, the Issuer entered into a Subscription Agreement (the "2024 Subscription Agreement") with each of the Funds and certain other purchasers named therein (collectively, the "2024 PIPE Investors").

Pursuant to the 2024 Subscription Agreement, the Issuer agreed to sell to the Funds an aggregate of 8,333,000 pre-funded warrants (the "Pre-Funded Warrants") to acquire Common Stock at a purchase price of $2.3999 per share ( the "2024 PIPE Financing"). The Pre-Funded Warrants will have an exercise price of $0.0001 per share of Common Stock, be immediately exercisable, and remain exercisable until exercised in full. Neither Fund may exercise a Pre-Funded Warrant if such Fund, together with its affiliates, would beneficially own more than 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. Each Fund may decrease or, by providing at least 61 days' prior notice to the Issuer, increase such percentages not in excess of 19.99%. The closing of the 2024 PIPE Financing is expected to occur on a date that is no later than five business days from the date on which the Required Stockholder Approval (as defined in the 2024 Subscription Agreement) is obtained.

The foregoing summaries of the 2024 Subscription Agreement and the Pre-Funded Warrants do not purport to be complete and are qualified in their entireties by reference to the 2024 Subscription Agreement and the form of Pre-Funded Warrant, which are included as Exhibit 99.6 and Exhibit 99.7, respectively, hereto and are incorporated herein by reference.

At the closing of the 2024 PIPE Financing, in connection with the 2024 Subscription Agreement, the Issuer will enter into a 2025 Registration Rights Agreement (the "2025 Registration Rights Agreement") with the 2024 PIPE Investors. Pursuant to the 2025 Registration Rights Agreement, the Issuer is required to prepare and file a resale registration statement with the SEC on or prior to the later of (i) 30 calendar days following the closing of the 2024 PIPE Financing and (ii) five business days following the filing of the Issuer's audited financial statements for the year ended December 31, 2024. The Issuer will be required to use its commercially reasonable efforts to cause such registration statement to be declared effective by the SEC within 60 calendar days following the closing of the 2024 PIPE Financing (or within 90 calendar days following the closing of the 2024 PIPE Financing if the SEC reviews such registration statement), subject to acceleration under certain circumstances.

The foregoing summary of the 2025 Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of 2025 Registration Rights Agreement, which is included as Exhibit 99.8 hereto and is incorporated herein by reference.

In connection with the Issuer's execution of that certain Stock Purchase Agreement (the "Purchase Agreement") with KAKEN Investments Inc., a Delaware corporation ("Purchaser"), KAKEN Pharmaceutical Co., Ltd ("Guarantor"), and Aadi Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer ("Private Aadi"), which provides that, on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchaser will acquire 100% of the outstanding shares of capital stock of Private Aadi from the Issuer at the closing of the transactions contemplated thereby (the "Stock Purchase") for a purchase price of $100,000,000, subject to customary adjustments for Private Aadi's levels of cash, indebtedness, net working capital and transaction expenses as of the closing, each of the Funds entered into voting and support agreements with the Purchaser and the Issuer (the "Stockholder Support Agreements"). The Stockholder Support Agreements provide that, among other things, each of the Funds has agreed to vote or cause to be voted all of the shares of Common Stock beneficially owned by such Fund as of the record date of the meeting in favor of the Purchase Agreement, the Stock Purchase and the other transactions contemplated by the Purchase Agreement, as well as certain other transactions described in the Issuer's Current Report on Form 8-K filed with the SEC on December 20, 2024, at a special meeting of the Issuer's stockholders to be held in connection with, among other things, the Purchase Agreement, the Stock Purchase, the License Agreement (as defined and described in the Issuer's Current Report on Form 8-K filed with the SEC on December 20, 2024) and the 2024 PIPE Financing.

The foregoing descriptions of the Purchase Agreement and Stockholder Support Agreements do not purport to be complete and are qualified in their entireties by reference to the Purchase Agreement and the form of the Stockholder Support Agreement, which are attached as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC on December 20, 2024 and included as Exhibit 99.9 hereto, respectively, and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each Reporting Person. The aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon 24,647,392 shares of Common Stock outstanding as of November 1, 2024, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed by the Issuer with the Securities and Exchange Commission on November 6, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: No transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information disclosed in Item 4 of this Amendment No. 3 to the Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.6: 2024 Subscription Agreement, dated December 19, 2024 by and among the Issuer and the purchasers identified on Exhibit A thereto (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on December 20, 2024).

Exhibit 99.7: Form of Pre-Funded Warrant to Purchase Common Stock (incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Issuer on December 20, 2024).

Exhibit 99.8: Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Issuer on December 20, 2024).

Exhibit 99.9: Form of Voting and Support Agreement, dated as of December 19, 2024 among KAKEN Investment Inc., the Issuer and the Issuer's stockholder party thereto (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on December 20, 2024).

## Signatures
- AVORO CAPITAL ADVISORS LLC: /s/ Scott Epstein, Scott Epstein, Chief Operating Officer & Chief Compliance Officer (12/23/2024)
- AVORO VENTURES LLC: /s/ Scott Epstein, Scott Epstein, Chief Operating Officer & Chief Compliance Officer (12/23/2024)
- BEHZAD AGHAZADEH: /s/ Behzad Aghazadeh, Behzad Aghazadeh, Individually (12/23/2024)